Exhibit 99.3

Notice of 2014 Annual Meeting of Shareholders

You are invited to our 2014 annual meeting of shareholders:

When	Where
May 14, 2014	The Metropolitan Conference Centre
3:00 p.m. Mountain Daylight Time (MDT)	333 – 4th Avenue SW
Calgary, Alberta

Items of Business

1.	Receive the 2013 financial statements and report of the auditors
2.	Elect the directors
3.	Appoint the auditors and authorize the directors to fix the auditors’ fees
4.	Have a ‘say on pay’ advisory vote
5.	Other business

Your Vote is Important

The accompanying management information circular includes important information about the business we will be discussing at the meeting and the voting process.

If you held common shares of Precision Drilling Corporation on April 9, 2014, you are entitled to receive notice of and vote at the annual meeting on May 14, 2014, or at a meeting that is reconvened if the meeting is postponed or adjourned.

The process for voting depends on whether you are a registered or beneficial shareholder.

Webcast

We will have a live audio webcast of the meeting on our website (www.precisiondrilling.com) if you cannot attend the meeting.

By order of the Board of Directors,

Send in your voting instructions right away!

Our transfer agent, Computershare Trust Company of Canada (Computershare), must receive your completed proxy form by 3:00 p.m. MDT on May 12, 2014 for your vote to count.

If you are a beneficial shareholder, your deadline is likely sooner. You will need to send your voting instructions to your intermediary (your bank, trust company, broker, trustee or other financial institution) using the voting instruction form in your package.

If you have questions on the process, contact our proxy solicitors, Kingsdale Shareholder Services.

¡    1.888.518.1560 (toll free in North America)

¡   416.867.2272 (outside North America)

¡    contactus@kingsdaleshareholder.com

Joanne Alexander

Senior Vice President, General Counsel and Corporate Secretary

Precision Drilling Corporation

Calgary, Alberta

April 7, 2014

Precision Drilling Corporation